SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

 FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

 DATED: April 29, 2009

 Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.

 85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
 (Address of Principal Executive Offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 NAVIOS MARITIME PARTNERS L.P.

 FORM 6-K

TABLE OF CONTENTS

Page
Operating and Financial Review and Prospects	1

Risk Factors	17

Financial Statements Index	22

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-157000.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2009 and 2008 of Navios Maritime Partners L.P. (“Navios Partners”). All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners' 2008 annual report filed on Form 20-F with the Securities Exchange Commission.

      This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners' current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.

Overview

General

Navios Partners is an international owner and operator of Capesize and Panamax drybulk carriers, formed in August 2007 by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 50 years of operating history in the dry bulk shipping industry. Navios Partners completed its IPO of 10,000,000 common units and the concurrent sale of 500,000 common units to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, on November 16, 2007.  Navios Partners used the proceeds of these sales of approximately $193.3 million, plus $160.0 million funded from its revolving credit facility to acquire its initial fleet of vessels. Two vessels were acquired since the IPO and the fleet currently consists of eight modern Panamax vessels and one modern Capesize vessel.

Pursuant to the IPO, Navios Partners retained an option to purchase a Capesize vessel exercisable by April of  2009.  On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions.  In addition, in connection with the IPO, in November 2007, we agreed to purchase from Navios Holdings the Navios TBN I, a Capesize vessel which is currently under construction, for $130.0 million in cash.  This purchase is subject to the delivery of the vessel to Navios Holdings, which is anticipated to occur in late June 2009.  Since Navios Partners entered into this agreement, the world has suffered from a significant credit crisis and global recession.  However, it is unclear the extent to which the market value of this Capesize vessel has been affected because of its associated long-term charter in place as of the date of the agreement, which is insured against non-payment by our credit default insurance. If we are unable to finance this acquisition, we will seek to renegotiate the agreement with Navios Holdings, our sponsor, based on commercially reasonable terms.

After the issuance on July 1, 2008 of 3,131,415 common units to Navios Holdings for the acquisition of the Navios Hope (formerly known as Navios Aurora I), and the issuance of additional general partnership units, there are currently outstanding: 13,631,415 common units, 7,621,843 subordinated units and 433,740 general partnership units. As of March 31, 2009, Navios Holdings owned a 51.6% interest in Navios Partners, including the 2% general partner interest.

On November 15, 2007, Navios Partners entered into a revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided Navios Partners with financing availability of up to $260.0 million, of which $165.0 million was drawn on November 16, 2007. Of the total drawn down amount, $160.0 million was paid to Navios Holdings as part of the purchase price of the capital stock of Navios Holdings’ subsidiaries that owned or had rights to the eight vessels of Navios Partners’ fleet. The remaining $5.0 million balance of the drawn amount was used for working capital purposes.

On June 25, 2008, this credit facility was amended, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing the Navios Hope (formerly known as Navios Aurora I), thereby increasing the total facility to $295.0 million.

On May 2, 2008, Navios Partners borrowed $35.0 million to finance the acquisition of the vessel the Navios Fantastiks and on July 1, 2008 borrowed an additional $35.0 million to finance the acquisition of the vessel the Navios Hope (formerly known as Navios Aurora I). With the consent of the banks, Navios Partners may borrow up to $60.0 million under its credit facility to fund a portion of the purchase price of the Navios TBN I and, to the extent that it is not used for such purpose, the availability of such $60.0 million under the credit facility will be terminated.

In January 2009, Navios Partners further amended the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a)  the repayment of $40.0 million which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2.5 million as of January 31, 2009; $5.0 million as of March 31, 2009; $7.5 million as of  June 30, 2009, $10.0 million as of  September 30, 2009; and  $12.5 million as of  December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth to $100.0 million from $135.0 million, (b) reducing the value maintenance covenant ("VMC") to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners  pays a commitment fee of 0.35% for undrawn amounts under the facility. As of March 31, 2009, Navios Partners was in compliance with the financial covenants under the facility.

Navios Partners received a lump sum charter payment of approximately $29.6 million for Navios Hope in the first quarter of 2009. This charter payment was net of expenses and represents an acceleration of a significant portion of the $56.2 million nominal charter amount. Navios Partners will receive the entire amount of the original charter through the lump sum payment and the new charter payments for the remainder of the term of the original charter (ending in 2013).

Fleet

Our fleet consists of eight modern active Panamax vessel, one modern Capesize vessel and one newbuild Capesize vessel, the Navios TBN I, that we have agreed to purchase from Navios Holdings when it is delivered, which is expected to occur in late June 2009.

All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances, we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

Owned Vessels	Type	Built	Capacity (DWT)	Original Charter Expiration Date/ New Charter Expiration Date (1)	Original Charter Out Rate/ New Charter Out Rate per day (2)

Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	April 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				March 2014	$36,290
Navios Hope (3)	Panamax	2005	75,397	February 14, 2009	$33,863
				April, 1 2009 – May 18, 2009	$8,080
				May 18, 2010	$10,643
				August 2013	$16,841

Owned Vessels to be delivered

Expected delivery
Navios TBN I (4)	Capesize	June 2009	180,000	June 2014	$47,400

Long-term Chartered-in Vessels

Navios Prosperity (5)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (6)	Panamax	2008	76,500	March 2013	$28,391

(1) Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2) Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3) Navios Partners received a lump sum charter payment of approximately $29.6 million for Navios Hope in the first quarter of 2009. This charter payment was net of expenses and represents an acceleration of a significant portion of the $56.2 million nominal charter amount. Navios Partners will receive the entire amount of the original charter through the lump sum payment and the new charter payments for the remainder of the term of the original charter (ending in 2013).  The rate for the period from April, 1 2009 to August 2013 is as presented in the table above. On February 9, 2009, Navios Aurora I was renamed to the Navios Hope.

(4) We have agreed to purchase Navios TBN I from Navios Holdings for $130.0 million. This purchase is subject to the delivery of the vessel to Navios Holdings, which is anticipated to occur in late June 2009.  Since we entered into this agreement, the world has suffered from a significant credit crisis and global recession.  However, it is unclear the extent to which the market value of this Capesize vessel has been affected because of its associated long-term charter in place as of the date of the agreement, which is insured against non-payment by our credit default insurance.
  If we are unable to finance this acquisition, we will seek to renegotiate the agreement with Navios Holdings, our sponsor, based on commercially reasonable terms.

(5) Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($39.1 million based upon the exchange rate at March 31, 2009), declining pro rata by 145 million Yen ($1.5 million based upon the exchange rate at March 31, 2009) per calendar year.

(6) Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($37.0 million based upon the exchange rate at March 31, 2009) declining pro rata by 150 million Yen ($1.5 million based upon the exchange rate at March 31, 2009) per calendar year.

Additionally on April 2, 2009, we announced that we would not exercise our option to acquire TBN II, a new building capesize vessel, from Navios Holdings for $135.0 million. This decision was reached in light of the unfavorable conditions in the capital markets. There are no fees or costs payable in connection with the option expiration on April 1, 2009.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. All of the vessels in our fleet are chartered out under time charters, which range in length from three to five years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.

For the three month period ended March 31, 2009, Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., and Daiichi Chuo Kisen Kaisha accounted for approximately 34.72%, 21.74%, 14.04% and 10.34% respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement Inc. (“Navios ShipManagement”) (which provides for a fixed management fee through November 16, 2009) will provide us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Please read “Risk Factors” in our Report on Form 20-F and elsewhere in this Report on Form 6-K for a discussion of certain risks inherent in our business.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our Report on Form 20-F and elsewhere in this Report on Form 6-K for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three month periods ended March 31, 2008 and 2009 of Navios Partners discussed below include the following entities and chartered-in vessels:

Statement of income
Company name	Vessel name	Country of incorporation	2008	2009

Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 03/31	1/1 – 03/31
Fantastiks Shipping Corporation (*)	Navios Fantastiks	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope(**)	Marshall Is.	-	1/1 – 03/31
Chartered-in vessel
Prosperity Shipping Corporation (***)	Navios Prosperity	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Chartered-in vessel
Aldebaran Shipping Corporation (***)	Navios Aldebaran	Marshall Is.	3/17 – 03/31	1/1 – 03/31
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 03/31	1/1 – 03/31

(*)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks from chartered-in vessel, which was renamed to Navios Fantastiks on May 2, 2008.
(**)	On February 9, 2009, Navios Aurora I was renamed the Navios Hope.
(***)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of March 31, 2009 and the condensed consolidated results of operations for the three months ended March 31, 2008 and 2009. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2008.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2009 and 2008.

	(unaudited) Three Month Period ended March 31, 2008 ($ ‘000)	(unaudited) Three Month Period ended March 31, 2009 ($ ‘000)
Time charter and voyage revenues	$14,320	$21,157
Time charter and voyage expenses	(2,821)	(3,008)
Direct vessel expenses	(144)	(124)
Management fees	(1,820)	(2,610)
General and administrative expenses	(496)	(902)
Depreciation and amortization	(2,764)	(3,277)
Interest expense and finance cost, net	(2,473)	(2,425)
Interest income	48	57
Other income	-	91
Other expense	(3)	-
Net income	$3,847	$8,959

EBITDA	$9,180	$14,728
Operating Surplus	$7,156	$10,550

Period over Period Comparisons

For the Three Month Period ended March 31, 2009 compared to Three Month Period ended March 31, 2008

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended March 31, 2009 increased by $6.9 million or 48.2% to $21.2 million as compared to $14.3 million for the same period in 2008. The increase was mainly attributable to the delivery of Navios Aldebaran on March 17, 2008 and the acquisition of Navios Hope (formerly known as Navios Aurora I) on July 1, 2008, both of which were fully operating during the three month period ended March 31, 2009.

Time charter and voyage expenses:  Time charter and voyage expenses increased by $0.2 million or 7.1% to $3.0 for the three month period ended March 31, 2009 as compared to $2.8 million for same period in 2008. The increase was mainly attributable to the delivery of the chartered-in vessel Navios Aldebaran on March 17, 2008. This increase was mitigated by the acquisition of Navios Fantastiks from Navios Holdings into the owned fleet on May 2, 2008, from chartered-in vessel.

Direct vessel expenses:  Direct vessel expenses, comprised of the amortization of drydock and special survey costs, decreased by $0.02 million or 14.3% to $0.12 million for the three month period ended March 31, 2009 as compared to $0.14 million for the same period in 2008. The above decrease is explained by the fact that the drydocking cost of one of the owned vessels was fully amortized at the end of 2008. Consequently, there is no amortization this period in comparison to the three month period in 2008. The additional vessels in 2009 have not yet been drydocked, and do not influence the amortization cost for the period.

Management fees:  Management fees increased by $0.8 million to $2.6 million or 44.4% for the three month period ended March 31, 2009, as compared to $1.8 million for the same period in 2008. The increase is mainly attributable to the acquisition of Navios Fantastiks from Navios Holdings into the owned fleet, from chartered-in vessel on May 2, 2008 and to the acquisition of Navios Hope from Navios Holdings on July 1, 2008.  Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009.

General and administrative expenses: General and administrative expenses increased by $0.4 million to $0.9 million or 80% for the three month period ended March 31, 2009, as compared to $0.5 million for the same period of 2008. The increase is mainly attributable to (a) an increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels and (b) an increase in professional, legal and audit fees incurred by Navios Partners in connection with the amendment of the loan agreement and other activities.

Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month periods ended March 31, 2009 and 2008, the expenses charged by the Manager for administrative fees were $0.3 million and $0.2 million, respectively. The remaining balances of $0.6 million and $0.3 million of general and administrative expenses for the three month periods ended March 31, 2009 and 2008, respectively, relate to legal and professional fees, as well as audit fees.

Depreciation and amortization:  Depreciation and amortization amounted to $3.3 million for the three month period ended March 31, 2009 compared to $2.8 million for the three month period ended March 31, 2008. The main reason for this increase of $0.5 million was: (a) the increase in depreciation expense of $1.8 million due to the acquisitions of Navios Fantastiks on May 2, 2008 (which until then was part of the chartered-in fleet of Navios Partners) and Navios Hope (formerly known as Navios Aurora I) on July 1, 2008 and (b) the decrease in amortization income of $1.3 million related to favorable lease recognized on the acquisition of Navios Fantastiks (chartered-in vessel until May 2, 2008 that then became an owned vessel) as part of the acquisition of Kleimar by Navios Holdings in February 2007, which was fully amortized in 2008 and, therefore, there is no such income from amortization for the three month period ended March 31, 2009. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to ten years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended March 31, 2009 decreased to $2.4 million as compared to $2.5 million in the same period of 2008. The slight decrease in interest expense is mainly attributable to the increase in average outstanding loan balance from $165.0 million in the three months ended March 31, 2008 to $195.0 million in the three months ended March 31, 2009. Such increase of average outstanding loan balance in 2009 was fully offset by the lower average LIBOR rate from 5.6% for the three month period ended March 31, 2009 compared to 4.2%.the same period in 2008. As of March 31, 2008 the outstanding loan balance under our credit facility was $165.0 million and $195.0 million as of March 31, 2009.

Interest income:  Interest income increased by $0.01 million to $0.06 million for the three month period ended March 31, 2009 as compared to $0.05 million for the same period of 2008. Interest income is considered immaterial.

Other income and expenses, net: Other income and expenses, net increased by $0.1 million to $0.1 million or 100% for the three month period ended March 31, 2009 as compared to $0.0 million for the same period of 2008.

Net income: Net income for three months ended March 31, 2009 amounted to $9.0 million compared to $3.8 million for the three months ended March 31, 2008. The increase in net income of $5.2 million is due to the factors discussed above.

Operating Surplus: Navios Partners generated an operating surplus for the period of $10.6 million in comparison to $7.2 million for the three month period ended March 31, 2008.  Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships(See “Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” below).

Seasonality: Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

Revolving Credit Facility

           Upon the closing of the IPO, we entered into a $260.0 million revolving credit facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing Navios Aurora I, thereby increasing the total facility to $295.0 million. Currently, our total borrowings under our revolving credit facility are $195.0 million. With the consent of our banks, we may borrow up to $60.0 million under our credit facility to fund a portion of the purchase price of the Navios TBN I and, to the extent that we do not use it for such purposes, the availability of such $60.0 million under the credit facility will be terminated.

           In January 2009, Navios Partners further amended the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a)  the repayment of $40.0 million which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2.5 million as of January 31, 2009; $5.0 million as of March 31, 2009; $7.5 million as of  June 30, 2009, $10.0 million as of  September 30, 2009;and  $12.5 million as of  December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth to $100.0 million from $135.0 million, (b) reducing the value maintenance covenant ("VMC") to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.

As of March 31, 2009, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the credit facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the credit facility agreement.

Purchase of Newbuilding

The table below summarizes certain information with respect to the Capesize newbuilding Navios TBN I and related charter contract that we have agreed to purchase from a subsidiary of Navios Holdings upon delivery to Navios Holdings which is expected to occur in late June 2009 for a purchase price of $130.0 million:

				Charter
				Expiration	Charter-Out
Vessel	Expected delivery	Capacity (Dwt)	Ownership	Date	Rate

Navios TBN I	June 2009	180,000	100%	June 2014	$47,400

This purchase is subject to the delivery of the vessel to Navios Holdings, which is anticipated to occur in late June 2009.  Since we entered into this agreement, the world has suffered from a significant credit crisis and global recession.  However, it is unclear the extent to which the market value of this Capesize vessel has been affected because of its associated long-term charter in place as of the date of the agreement, which is insured against non-payment by our credit default insurance. If we are unable to finance this acquisition, we will seek to renegotiate the agreement with Navios Holdings, our sponsor, based on commercially reasonable terms.

With the consent of our banks, we may borrow up to $60.0 million under our credit facility to fund a portion of the purchase price of the Navios TBN I and, to the extent that we do not use it for such purposes, the availability of such $60.0 million under the credit facility will be terminated.

Liquidity and Capital Resources

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the three month periods ended March 31, 2009 and 2008.

	Three Month Period Ended March 31, 2008 ($ ‘000)	Three Month Period Ended March 31, 2009 ($ ‘000)
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$3,504	$43,048
Net cash used in financing activities	(3,236)	(53,875)
Change in cash and cash equivalents	$268	$(10,827)

Cash provided by operating activities for the three month period ended March 31, 2009 as compared to the cash provided for the three month period ended March 31,  2008:

Net cash provided by operating activities increased by $39.5 million to $43.0 million for the three month period ended March 31, 2009 as compared to $3.5 million for the same period in 2008. The increase is analyzed as follows:

The increase resulted from higher net income for the three month period ended March 31, 2009, of $9.0 million compared to $3.9 million for the three month period ended March 31, 2008 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization of $3.3 million and $2.8 million for the three month periods ended March 31, 2009 and 2008, respectively.

Amounts due to related parties increased by $2.2 million from $2.4 million as of March 31, 2008 to $4.6 million as of March 31, 2009. The main reason was (a) the increase in management fees by $1.7 million, of which, $0.8 million is due to the acquisition of Navios Hope (formerly known as Navios Aurora I) on July 1, 2008 and Navios Fantastiks on May 2, 2008, from chartered-in vessel and $0.9 million relate to management fees due from December 31, 2008; and (b) administrative fees of $0.6 million, of which $0.5 million relate to administrative fees due from December 31, 2008 and $0.1 million is additional administrative fees incurred during the three month period ended March 31, 2009. The overall above increase of $2.3 million was mitigated by a decrease of $0.1 million due to other expenses owed to affiliated companies.

Restricted cash decreased by $2.3 million from $3.1 million at March 31, 2008 to $0.8 million at March 31, 2009. Although there was an increase due to a $0.8 million guarantee for a claim related to an owned vessel this was offset by a decrease of $3.1 million. Up to August 2008, Navios Partners was required to hold cash in a retention account according to the loan facility of $165.0 million that it had entered into prior to the closing of the IPO. As of March 31, 2009 we no longer had that obligation.

Accounts receivable increased by $0.3 million from $0.5 million at March 31, 2008 to $0.8 million at March 31, 2009. The reason for this increase was an off-hire from previous year that was invoiced to the counterparty this quarter. This off-hire had been accrued last year, however, the off-hire was finalized in the first quarter of 2009 and the receivable from the counterparty was increased by $0.2 million.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred voyage revenue, net of commissions increased by $7.8 million from $0.7 million at March 31, 2008 to $8.5 million at March 31, 2009. Out of $8.5 million at March 31, 2009, the amount of $6.8 million represents the short term portion of deferred revenue received from the counterparty to the Navios Hope (formerly known as Navios Aurora I). In January 2009, Navios Partners and its counterparty to the Navios Hope charter mutually agreed for a lump sum amount of approximately $30.4 million or $29.6 million, net of expenses. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30.4 million has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

Accounts payable increased by $0.7 million from $0.2 million at March 31, 2008 to $0.9 million at March 31, 2009. The increase is mainly due to an increase in brokers fees of $0.3 million, an increase in suppliers payable of $0.2 million and an increase in professional and legal fees payable of $0.1 million.

Prepaid expenses and other current assets increased by $0.05 million from $0.05 million at March 31, 2008 to $0.1 million at March 31, 2009. This increase is considered immaterial.

Accrued expenses decreased by $2.5 million from $3.8 million at March 31, 2008 to $1.3 million at March 31, 2009. The primary reason for this decrease was a decrease in accrued loan interest by $2.6 million. This decrease was mitigated by an increase in accrued voyage expenses by $0.1 million.

Cash used in investing activities for the three month period ended March 31, 2009 as compared to the three month period ended March 31, 2008:

There were no investing activities during the periods presented.

Cash used in financing activities for the three month period ended March 31, 2009 as compared to the three month period ended March 31, 2008:

Net cash used in financing activities increased by $50.7 million to $53.9 million for the three month period ended March 31, 2009 as compared to $3.2 million for the same period in 2008. The increase is analyzed as follows:

Cash used in financing activities of  $53.9 million for the three month period ended March 31, 2009 was due to: (a) repayment of $40.0 million which took place in February 2009, according to the Amendment dated January 30, 2009 to the existing credit facility; (b) payment of $0.2 million restructuring fee relating to the above Amendment; (c) payment of a total cash distribution of $8.7 million; and (d) maintenance of a minimum balance in our retention account of $5.0 million until March 31, 2009, in accordance with the Supplemental Agreement dated January 30, 2009 to the Facility Agreement dated November 15, 2007.

Cash used in financing activities of $3.2 million for the three month period ended March 31, 2008 was due to the payment of a cash distribution of $3.2 million.

Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution

	Three Month Period Ended March 31, 2008 ($ ‘000)	Three Month Period Ended March 31, 2009 ($ ‘000)
	(unaudited)	(unaudited)
Net Cash from Operating Activities	$3,504	$43,048
Net increase/(decrease) in operating assets	(2,493)	1,025
Net (increase)/decrease in operating liabilities	807	(31,651)
Net interest cost	2,425	2,425
Interest income	-	(57)
Deferred finance charges	(49)	(62)
EBITDA	9,180	14,728
Cash interest income	48	57
Cash interest paid	-	(2,278)
Maintenance and replacement capital expenditures	(2,072)	(1,957)
Operating surplus	7,156	10,550
Cash distribution paid relating to the first quarter	-	(8,675)
Recommended reserves accumulated as of beginning of quarter	-	2,127
Recommended reserves held as of quarter end	(684)	4,001
Available cash for distribution	$6,472	$8,003

EBITDA

EBITDA represents net income before interest, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Parters’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.

EBITDA increased by $5.5 million to $14.7 million for the three month period ended March 31, 2009 as compared to $9.2 million for the same period of 2008. This $5.5 million increase in EBITDA was primarily due to: (a) a $6.8 million increase as a result of the increased number of vessels in Navios Partners’ fleet and due to some accelerated payments from the Navios Hope; and (b) a $0.1 million increase in other income/expense, net. The above overall favorable variance of $6.9 million was mitigated by: (a) a $0.2 million increase in time charter and voyage expenses;  (b) a $0.8 million increase in management fees  due to the increase in the number of vessels; and (c) a $0.4 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the three month period ended March 31, 2009, compared to the respective period in 2008.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures.  Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.

Operating surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

• less the amount of cash reserves established by the board of directors to:
provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures);
– comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or
provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
• plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

Borrowings

     Our long-term third party borrowings are reflected in our balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt.” As of March 31, 2009 and December 31, 2008, long-term debt amounted to $195.0 million and $235.0 million, respectively, of which the current portion of long-term debt amounted to $0.0 million and $40.0 million for the respective periods in 2009 and 2008.

Capital Expenditures

     During the three months ended March 31, 2008, we financed our capital expenditures with cash flow from operations, the incurrence of bank debt and equity raising. Expansion capital expenditures for the three month periods ended March 31, 2009 and 2008 was $0.0 million for both periods. The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended March 31, 2009 and 2008 was $2.0 million and $2.1 million, respectively.

     Maintenance for our vessels and expenses related to drydocking are included in the fee we pay our vessel manager under our management agreement. Navios Partners pays the Manager a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which is fixed until November 16, 2009, to provide such commercial and technical services to the vessels in our initial fleet. The fee Navios Partners pay to the Manager includes any costs associated with scheduled drydockings during the term of the management agreement.

Replacement Reserve

     We estimate that our annual replacement reserve for the year ending December 31, 2009 will be approximately $7.8 million, for replacing our vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications which we estimate to be $28.5 million for Panamax vessels and $45.3 million for Capesize vessels; (ii) a 25-year useful life; and (iii) a 5.0% net investment rate. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all or our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

     We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of March 31, 2009:

Payments due by year
($ ‘000)

	2009	2010	2011	2012	2013	Thereafter	Total
				(in thousands)
Loan obligations(1)	—	—	—	28,611	$26,686	$139,703	$195,000
Operating lease
obligations(2)	$7,431	$9,864	$9,864	$9,891	$9,864	$7,599	$54,513
Committed vessel
purchase(3)	$130,000	$-	—	—	—	-	$130,000
Total contractual
obligations	$137,431	$9,864	$9,864	$38,502	$36,550	$147,302	$379,513

(1)
Represents amounts drawn under our June 2008 amended credit facility. This amended credit facility provides borrowing for up to $295.0 million. Such facility was further amended in January 2009 pursuant to which $40.0 million of the outstanding loan amount was paid on February 9, 2009. Amounts do not include interest costs associated with them, which are based on a margin ranging from 1.25% to 2.25%, as amended. The amended facility also requires a total of $12.5 million in cash reserve balance to be maintained as December 31, 2009.

(2)
These amounts reflect future minimum commitments under our charter-in contracts, net of commissions. As of December 31, 2008, we had entered into a charter-in agreement for two of our vessels (Navios Prosperity and Navios Aldebaran). Navios Prosperity is a chartered-in vessel starting from June 19, 2007 for seven years with options to extend for two one-year periods. We have the option to purchase Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($39.1 million based on the exchange rate at March 31, 2009), declining pro rata by 145 million Japanese Yen ($1.5 million based on the exchange rate at March 31, 2009) per calendar year. Navios Aldebaran is a chartered-in vessel starting from March 17, 2008 for seven years with options to extend for two one-year periods. We have the option to purchase Navios Aldebaran after March 2013 at a purchase price that it is initially 3.6 billion Japanese Yen ($37.0 million based on the exchange rate at March 31, 2009) declining pro rata by 150 million Japanese Yen ($1.5 million based on the exchange rate at March 31, 2009) per calendar year.

(3)
Consists of the purchase price of $130.0 million for Navios TBN I which is anticipated to be delivered to Navios Holdings in late June 2009 and paid for through additional borrowing from the existing credit facility and issuance of additional common units or other equity securities. This purchase is subject to the delivery of the vessel.  Since we entered into this agreement, the world has suffered from a significant credit crisis and global recession.  However, it is unclear the extent to which the market value of this Capesize vessel has been affected because of its associated long-term charter in place as of the date of the agreement, which is insured against non-payment by our credit default insurance. If we are unable to finance this acquisition, we will seek to renegotiate the agreement with Navios Holdings, our sponsor, based on commercially reasonable terms.

With the consent of our banks, we may borrow up to $60.0 million under our credit facility to fund a portion of the purchase price of the Navios TBN I and, to the extent that we do not use it for such purposes, the availability of such $60.0 million under the credit facility will be terminated. We have anticipated funding the balance of the purchase price with the proceeds of equity sales, which could include the proceeds of the offering contemplated by this prospectus, but given current market conditions there can be no assurance that we will be able to sell sufficient equity at favorable prices or at all.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three month periods ended March 31, 2009 and 2008.

	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2009

Available Days (1)	635.0	810.0
Operating Days (2)	635.0	809.6
Fleet Utilization (3)	100.0%	99.95%
Time Charter Equivalent (per day)	$22,565	$26,120
(1)
Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)
Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.  The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.  The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $34.8 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our existing revolving credit agreement.

On January 21, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution was paid on February 12, 2009 to all holders of record of common units as of February 9, 2009, and with respect to subordinated and general partner units (excluding 3,131,415 common units issued to Navios Holdings in connection with the sale of the vessel Navios Hope (ex Navios Aurora I).

During the three month period ended March 31, 2009, the aggregate amount of cash distribution paid was $8.7 million.

On April 24, 2009 the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2009 of $0.40 per unit. The distribution is payable on May 6, 2009 to all holders of record of common, subordinated and general partner units on May 1, 2009. The aggregate amount of the declared distribution is $8.7 million.

Subordination period

During the subordination period the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under ‘‘Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column ‘‘Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$ 0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Related Party Transactions

Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel.  This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009, whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three month period ended March 31, 2009 amounted to $2.6 million ($1.8 million for the three month period ended March 31, 2008).

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Total general and administrative expenses for the three month period ended March 31, 2009 amounted to $0.9 million ($0.5 million for the three month period ended March 31, 2008).

Balance due to related parties: Included in the current liabilities, as of March 31, 2009 is an amount of $4.6 million, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $3.5 million, of which $0.9 million relate to management fees from December 2008, administrative service expenses amounting to $0.9 million of which $0.5 million are related to administrative service expenses for the three month period ended December 31, 2008, and other expenses owed to affiliated companies amounting to $0.2 million.  Total management fees and administrative fees charged to Navios Partners amounted to $2.6 million and $0.3 million, respectively, for the three month period ended March 31, 2009, and $1.8 million and $0.2 million, respectively, for the three month period ended March 31, 2008.

Vessel Acquisition:  On July 1, 2008, Navios Partners acquired from Navios Holdings, the vessel Navios Hope (formerly known as Navios Aurora I) for a purchase price of $79.9 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 5 of the Condensed Notes to the Consolidated Financial Statements).

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. Dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. Dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our new credit facility bear interest at rate based on a premium over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2009, we paid interest on our outstanding debt at a weighted average interest rate of 4.3%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2009 by $0.5 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the three month period ended March 31, 2009, Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., and Daiichi Chuo Kisen Kaisha accounted for approximately 34.72%, 21.74%, 14.04% and 10.34% respectively, of total revenues. As our counterparties obligations to us are unsecured, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

It is our policy not to trade any other financial instruments that would potentially expose us to significant concentrations of credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R will be effective for Navios Partners for the fiscal year beginning on January 1, 2009. The adoption of FAS 141R did not have a material impact on Navios Partners’ consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS 160”). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement was effective as of January 1, 2009. The adoption of SFAS 160  did not have a material impact on Navios Partners’ consolidated financial statements.

  In February 2008, the FASB issued the FASB Staff Position (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 would not have a material effect on the consolidated financial statements of Navios Partners.

In March 2008, the FASB issued its final consensus on “Issue 07-4 —Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 was effective for Navios Partners for the fiscal year beginning as of January 1, 2009. The adoption of Issue 07-4 under FASB Statement No. 128 did not have a material impact on the consolidated financial statements of Navios Partners.

      In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. GAAP. This FSP will be effective for Navios Partners for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of the Navios Partners.

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. Statement No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of Navios Partners.

In January 2009, the FASB issued the FASB Staff Position “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”) which amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

      In April 2009, the FASB issued the FASB Staff Position (“FAS 107-1 and APB 28-1”), which amends FASB Statement No.107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This FSP also amends APB Opinion No.28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4, Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, and FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of other-than-temporary impairments. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. This FSP will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 is not expected to have a material effect on the consolidated statements of Navios Partners.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included in Navios Partners’ 2008 annual report filed on Form 20-F with the Securities and Exchange Commission.

Impairment of Long Lived Assets

Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Vessels

Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Revenue Recognition

Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargoes and time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis, as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Risk Factors

The following risk factors reflect an update of several risk factors since our most recent Annual Report on Form 20-F.  You should carefully consider these updated risk factors together with the risk factors contained in our Annual Report and all of the other information included therein when evaluating an investment in our common units.

The cyclical and volatile nature of the international dry bulk shipping industry has led to decreases in long-term charter rates and lower vessel values, which could result in decreased distributions to our common unitholders.

          The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from October 30, 2007 to December 31, 2008, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,537 and a high of $94,977. Additionally during the period from January 1, 2008 to December 31, 2008, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $2,316 and a high of $233,988. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition.

The demand for vessels, in general, has been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries; and

•	vessel casualties.

          In connection with the IPO, in November 2007, we agreed to purchase from Navios Holdings the Navios TBN I, a Capesize vessel which is currently under construction, for $130.0 million in cash. This purchase is subject to the delivery of the vessel to Navios Holdings, which is anticipated to occur in late June 2009.  Since we entered into this agreement, the world has suffered from a significant credit crisis and global recession.  However, it is unclear the extent to which the market value of this Capesize vessel has been affected because of its associated long-term charter in place as of the date of the agreement, which is insured against non-payment by our credit default insurance.  If we are unable to finance this acquisition on commercially reasonable terms, we will seek to renegotiate the agreement with navios Holdings, which owns 51.6% of our interests, on commercially reasonable terms.  If we are unable to reach a mutually acceptable commercially reasonable solution, we risk breaching the purchase agreement.

Even if the market value of the Capesize declines by the time the newbuilding is actually delivered to the vessel-owning subsidiary, we will still be required to purchase the interests in that subsidiary at the price specified in the share purchase agreement. As a result, we may pay substantially more for that vessel than we would pay if we were to purchase that vessel from an unaffiliated third party.  If we are unable to finance this acquisition, we will seek to renegotiate the agreement with Navios Holdings, our sponsor, based on commercially reasonable terms.

          If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss. A further decline in the market value of our vessels may be a default under our existing credit facility of $295.0 million, or any other prospective credit facility to which we become a party and may affect our ability to refinance our existing credit facility and/or limit our ability to obtain additional financing.

The global economic slowdown generally, and specifically in the Asia Pacific, region has markedly reduced demand for shipping services and has decreased shipping rates and may prevent us from renewing our time charters, which could adversely affect our results of operations and financial condition.

     Currently, China, Japan, other Pacific Asian economies and India are the main driving force behind the development in seaborne dry bulk trades and the demand for dry bulk carriers. Reduced demand from such economies has driven decreased rates and vessel values. A further negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Furthermore, the economic slowdown in the United States, the European Union, and other countries may deepen the economic slowdown in China, among others. While the recent introduction of a $586 billion economic stimulus package by the Chinese government is designed, in part, to increase consumer spending and reignite the steep growth China experienced before the recent downturn, it remains to be seen whether such a course of action by China will have the desired effect. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry-wide. As a result, our operating results would be further materially affected.

In addition, when our time charters expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future and the charter rates payable under any replacement charters, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time and the financial sector, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities as described above.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to expand our business through the acquisition of vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows, causing the market price of our common units to decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and are currently in a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

           Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the U.S. and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we intend to cover all or a portion of the cost of vessel acquisitions with debt financing, such uncertainty, combined with restrictions imposed by our current debt, may hamper our ability to finance vessel or new business acquisitions.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our existing credit facility or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common units to decline significantly.

We are subject to various laws, regulations and conventions, including environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

 The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs. Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions, legislation has been enacted or is under consideration that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive safety management system that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Non-compliance with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For all vessels, including those operated under our fleet, international liability for oil pollution is currently governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, adopted by the International Maritime Organization (“IMO”) in 2001. The Bunker Convention imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention became effective on November 21, 2008, and by early 2009 it was in effect in 22 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the federal laws, each state may enact more stringent regulations, thus subjecting ship owners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels call.

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or “OPA 90”, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges, or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA 90, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670 et seq. These regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship-owner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. A directive on ship-source pollution was adopted in 2005, imposing criminal sanctions for pollution not only caused by intent or recklessness (which would be an offense under MARPOL), but also caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be otherwise incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, the negligence alleged by prosecutors has often been found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.

               The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2008, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker which was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Index

Page
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2009 (UNAUDITED) AND DECEMBER 31, 2008 (AUDITED)	23
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008	24
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008	25
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS) FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008	26
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	27

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

		December 31,	March 31,
	Notes	2008	2009
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$28,374	$17,547
Restricted cash		-	5,820
Accounts receivable, net		313	778
Prepaid expenses and other current assets		371	111
Total current assets		29,058	24,256
Vessels, net	5	291,340	287,564
Deferred financing costs, net		1,915	2,053
Deferred dry dock and special survey costs, net		594	470
Total non-current assets		293,849	290,087
Total assets		$322,907	$314,343
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$594	$877
Accrued expenses		1,662	1,273
Deferred voyage revenue	7	2,606	8,498
Amounts due to related parties	12	1,539	4,579
Current portion of long-term debt		40,000	-
Total current liabilities		46,401	15,227
Long-term debt	8	195,000	195,000
Unfavorable lease terms	6	4,659	4,160
Deferred voyage revenue	7	-	22,825
Total non-current liabilities		199,659	221,985
Total liabilities		246,060	237,212
Commitments and contingencies	11	-	-
Partners’ Capital:

Common Unitholders (13,631,415 units issued and outstanding at December 31, 2008 and March 31, 2009)		243,639	243,798

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2008 and March 31, 2009)		(160,092)	(160,003)

General Partner (433,740 units issued and outstanding at December 31, 2008 and March 31, 2009)		(6,700)	(6,664)

Total partners’ capital		76,847	77,131
Total liabilities and partners’ capital		$322,907	$314,343

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Notes	Three Month Period Ended March 31, 2008	Three Month Period Ended March 31, 2009
		(unaudited)	(unaudited)
Time charter and voyage revenue	8	$14,320	$21,157
Time charter and voyage expenses		(2,821)	(3,008)
Direct vessel expenses		(144)	(124)
Management fees	12	(1,820)	(2,610)
General and administrative expenses	12	(496)	(902)
Depreciation and amortization	5,6	(2,764)	(3,277)
Interest expense and finance cost, net	8	(2,473)	(2,425)
Interest income		48	57
Other income		-	91
Other expense		(3)	-
Net income		$3,847	$8,959

Earnings per unit (see note 13):

	Three Month Period Ended March 31, 2008	Three Month Period Ended March 31, 2009
	(unaudited)	(unaudited)

Net income	$3,847	$8,959
Earnings per unit (see note 13):
Common unit (basic and diluted)	$0.35	$0.41
Subordinated unit (basic and diluted)	$0.01	$0.41
General partner unit (basic and diluted)	$0.21	$0.48

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in thousands of U.S. Dollars)

		Three Month	Three Month
		period Ended	period Ended
	Note	March 31, 2008	March 31, 2009
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$3,84	$8,959

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	6,7	2,764	3,277
Amortization and write-off of deferred financing cost		49	62
Amortization of deferred dry dock costs		144	124

Changes in operating assets and liabilities:
Increase in restricted cash		(2,339)	(820)
Increase in accounts receivable		(147)	(465)
Increase/ (decrease) in prepaid expenses and other current
assets		(7)	260
(Decrease)/ increase in accounts payable		(323)	283
Increase/ (decrease) in accrued expenses		2,385	(389)
Increase in deferred voyage revenue		545	28,717
(Decrease)/increase in amounts due to related parties		(3,414)	3,040
Net cash provided by operating activities		3,504	43,048

FINANCING ACTIVITIES:
Cash distribution paid	13	(3,236)	(8,675)
Increase in restricted cash			(5,000)
Repayment of long-term debt and payment of principal			(40,000)
Debt issuance costs		-	(200)

Net cash used in financing activities		(3,236)	(53,875)

Increase/ (decrease) in cash and cash equivalents		268	(10,827)

Cash and cash equivalents, beginning of period		10,095	28,374

Cash and cash equivalents, end of period		$10,363	$17,547

SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION
Cash paid for interest		$-	$2,278

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT AND
PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS)
 (Expressed in thousands of U.S. Dollars)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Total Partners’ Capital	Total	Comprehensive Income
	Units		Units		Units
Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	$26,786	$26,786	$1,613
Cash distribution paid	-	(65)	-	(1,837)	-	(1,334)	(3,236)	(3,236)	-
Net income	-	77	-	3,675	-	95	3,847	3,847	3,847
Balance March 31, 2008 (unaudited)	369,834	(7,708)	10,500,000	$196,103	7,621,843	$(160,998)	$27,397	$27,397	$3,847

Balance December 31, 2008	433,740	$(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	$76,847	$76,847	$28,758
Cash distribution paid	-	(173)	-	(5,453)	-	(3,049)	(8,675)	(8,675)	-
Net income	-	209	-	5,612	-	3,138	8,959	8,959	8,959
Balance March 31, 2009 (unaudited)	433,740	$(6,664)	13,631,415	$243,798	7,621,843	$(160,003)	$77,131	$77,131	$8,959

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1—DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of Capesize and Panamax drybulk carriers, formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 50 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.

In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007, Navios Partners acquired interests in five wholly owned subsidiaries of Navios Holdings, each of which owned a Panamax dry bulk carrier (the “Initial Fleet”), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Navios Partners’ Chairman and CEO for a total estimated amount of $193,300 (see note 3), plus (b) $160,000 of the $165,000 funded from its revolving credit facility to acquire its initial fleet of vessels (see note 8), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.

After the issuance on July 1, 2008 of 3,131,415 common units to Navios Holdings for the acquisition of the Navios Aurora I (renamed to the Navios Hope), and the issuance of additional general partnership units, there are currently outstanding: 13,631,415 common units, 7,621,843 subordinated units and 433,740 general partnership units. As of March 31, 2009, Navios Holdings owns a 51.6% interest in Navios Partners, including the 2% general partner interest.

Pursuant to the IPO, Navios Partners entered into the following agreements: (a) a share purchase agreement pursuant to which Navios Partners has agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel to Navios Holdings which is expected to occur in late June 2009. The purchase price for the Navios TBN I, which is currently under construction, is $130,000 in cash. This purchase is subject to the delivery of the vessel, which is anticipated to occur in late June 2009. With the consent of the banks, Navios Partners may borrow up to $60,000 under its credit facility to fund a portion of the purchase price of the Navios TBN I and, to the extent that it is not used for such purpose the availability of such $60,000 under the credit facility will be terminated. Since Navios Partners entered into this agreement, the world has suffered from a significant credit crisis and global recession.  However, it is unclear the extent to which the market value of this Capesize vessel has been affected because of its associated long-term charter in place as of the date of the agreement, which is insured against non-payment by the credit default insurance; (b) a share purchase agreement pursuant to which Navios Partners had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to purchase the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions; (c) a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.

NOTE 2— BASIS OF PRESENTATION

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:
Company name	Vessel name	Country of incorporation	Statement of income
			2008	2009
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 03/31	1/1 – 03/31
Fantastiks Shipping Corporation (*)	Navios Fantastiks	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Aurora Shipping Enterprises Ltd.	Navios Hope(**)	Marshall Is.	-	1/1 – 03/31
Chartered-in vessel
Prosperity Shipping Corporation (***)	Navios Prosperity	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Chartered-in vessel
Aldebaran Shipping Corporation (***)	Navios Aldebaran	Marshall Is.	3/17 – 03/31	1/1 – 03/31
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 – 03/31	1/1 – 03/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 03/31	1/1 – 03/31

(*)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks, which was renamed to Navios Fantastiks on May 2, 2008.
(**)	On February 9, 2009, Navios Aurora I was renamed the Navios Hope.
(***)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of March 31, 2009 and the condensed consolidated results of operations for the three months ended March 31, 2008 and 2009. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2008.

NOTE 3—INITIAL PUBLIC OFFERING

On November 16, 2007, Navios Partners completed its initial public offering of 10,000,000 common units at a price of $20.00 per unit. In addition, simultaneously with the offering, Navios Partners sold 500,000 common units at a price of $20.00 per unit to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer. The proceeds received by Navios Partners from the IPO and the concurrent private offering and the use of those proceeds are summarized as follows:

Aggregate Proceeds received:

Aggregate Proceeds received:
Sale of 10,500,000 units at $20.00 per unit	$210,000

Use of proceeds from sale of common units:	$(13,500)
Underwriting discount and fees to underwriters	$(3,816)
Acquisition expenses	$192,684
Net IPO Proceeds
$185,789
Net book value of net assets contributed by Navios Holdings	(353,300)
$(167,511)
Less cash contributed to Navios Holdings	$25,173
Contribution to Navios Holdings (deemed dividend)
Total owners’ net investment and partners’ capital (at end of IPO)

In connection with the IPO, Navios Partners acquired all of outstanding shares of capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels which was accounted for as a transaction under common control. As a result, the difference between the aggregate cash consideration paid for the subsidiaries that owned or had the rights to eight vessels of $353,300 and their carrying values of $185,789 was considered as a deemed distribution of $167,511 to Navios Holdings. This deemed dividend payable of $167,511 resulted in reduction of total partners’ capital to reflect the deemed impact of the deemed distribution, but not the proceeds of the IPO.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The deemed distribution calculation has taken into account Navios Partners’ forgiveness of balances due from related parties (which was treated as a capital distribution to Navios Holdings), which occurred immediately prior to consummation of the IPO (See note 13).

NOTE 4 —CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2008	March 31, 2009
Cash on hand and at banks	$13,870	$9,547
Short term deposits	14,504	8,000
Total cash and cash equivalents	$28,374	$17,547

Short term deposits relate to time deposit accounts held in bank for general financing purposes.  As of March 31, 2009, Navios Partners had a time deposit of $8,000 with a monthly duration.

NOTE 5 — VESSELS AND OTHER FIXED ASSETS

	Cost	Accumulated Depreciation	Net Book Value

Vessels
Balance December 31, 2007	$151,432	$(15,456)	$135,976
Additions	167,463	$(12,099)	$155,364
Balance December 31, 2008	$318,895	$(27,555)	$291,340
Additions	-	$(3,776)	$(3,776)
Balance March 31, 2009	$318,895	$(31,331)	$287,564

All of Navios Partners’ vessels were acquired during December 2005 and the first quarter of 2006, for a total consideration of approximately $151,400 ($55,000, related to a vessel acquired in 2006) of which $120,800 related to vessels acquired from companies affiliated with Navios Holdings’ Chief Executive Officer.

On May 2, 2008, Fantastiks Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Fantastiks for an amount of $34,155 of cash consideration (from which $34,001 was included in vessel cost) pursuant to the Memorandum of Agreement between Fantastiks Shipping Corporation and Kleimar N.V. (“Kleimar”), a wholly owned subsidiary of Navios Holdings. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $53,022 were transferred to vessel cost and will be depreciated over the remaining useful life of the vessel (see note 6). Capitalized expenses related to vessel acquisition amounted to $458 and were also included in vessel cost. The vessel was renamed to Navios Fantastiks upon acquisition. In addition, pursuant to the above mentioned Memorandum of Agreement all of the risk of non-performance related to the vessel was assigned to Navios Partners. Therefore, Kleimar paid to Fantastiks Shipping Corporation the net of the charter hire it received less any charter hire it paid, until the vessel was delivered. Hire revenue and expense, net of address commissions is included in the statement of income, under time charter and voyage revenue and in time charter and voyage expenses (see note 12).

On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Aurora I for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $14.3705 per common unit, which was the volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The per unit price at the day of the delivery was $14.35. Capitalized expenses related to vessel acquisition amounted to $46 and were also included in vessel cost.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 6 — INTANGIBLE ASSETS

Intangible assets as of December 31, 2008 and March 31, 2009 consist of the following:

	Cost	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2008

Unfavorable lease terms	$(8,486)	$3,827	$-	$(4,659)
Favorable lease terms	52,874	(6,529)	(46,345)	-
Favorable vessel purchase option	6,677	-	(6,677)	-
Total	$51,065	$(2,702)	$(53,022)	$(4,659)

	Cost	Accumulated Amortization	Transfer to vessel cost	Net Book Value March 31, 2009

Unfavorable lease terms	$(8,486)	$4,326	$-	$(4,160)
Total	$(8,486)	$4,326	$-	$(4,160)

Amortization expense of unfavorable and favorable lease terms for the three month periods ended March 31, 2008 and 2009 is presented in the following table:

	Three Month Period Ended	Three Month Period Ended
	March 31, 2008	March 31, 2009
Unfavorable lease terms	$499	$499
Favorable lease terms	(1,300)	-
Total	$(801)	$499

Note 7 – DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred revenue also includes compensation of a lumpsum amount of $30,443 agreed between Aurora Shipping Enterprises Ltd., owner of the Navios Hope (formerly known as Navios Aurora I) and its counterparty. In January 2009 Navios Partners and its counterparty to the Navios Aurora I charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over life of the vessel’s contract.

NOTE 8 — BORROWINGS

Borrowings as of December 31, 2008 and March 31, 2009 consisted of the following:

	December 31, 2008	March 31, 2009
Credit facility	$235,000	$195,000
Less current portion	(40,000)	-
Total long-term borrowings	$195,000	$195,000

  Upon the closing of the IPO, Navios Partners entered into a $260,000 revolving credit facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35,000, in anticipation of purchasing Navios Aurora I, thereby increasing the total facility to $295,000. Currently, the total borrowings under the revolving credit facility are $195,000. With the consent of its banks, Navios Partners may borrow up to $60,000 under our credit facility to fund a portion of the purchase price of the Navios TBN I and, to the extent that Navios Partners do not use it for such purposes, the availability of such $60,000 under the credit facility will be terminated. This purchase is subject to the delivery of the vessel, which is anticipated to occur in late June 2009.  Since Navios Partners entered into this agreement, the world has suffered from a significant credit crisis and global recession.  However, it is unclear the extent to which the market value of this Capesize vessel has been affected because of its associated long-term charter in place as of the date of the agreement, which is insured against non-payment by our credit default insurance.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

           In January 2009, Navios Partners further amended the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a)  the repayment of $40,000 which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2,500 as of January 31, 2009; $5,000 as of March 31, 2009; $7,500 as of  June 30, 2009, $10,000 as of  September 30, 2009;and  $12,500 as of  December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth to $100,000 from $135,000, (b) reducing the value maintenance covenant ("VMC") to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners ~~now~~ pays a commitment fee of 0.35% for undrawn amounts under the facility.

           As of March 31, 2009, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the credit facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the credit facility agreement.

           The maturity table below reflects the principal payments due under the credit facility based on Navios Partners’ $195,000 outstanding balance as of March 31, 2009.

Year	Amount
2009	$-
2010	$-
2011	$-
2012	$28,611
2013	$26,686
2014	$24,761
2015 and thereafter	$114,942
$195,000

NOTE 9— SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter.  As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment.  Revenue is allocated on the basis of the geographic region in which the customer is located.  Dry bulk vessels operate worldwide.  Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region

	Three Month Period	Three Month Period
	Ended	Ended
	March 31, 2008	March 31, 2009
Europe	$6,006	$6,635
Asia	7,676	12,503
Australia	638	2,019
Total	$14,320	$21,157

Vessels operate on a worldwide basis and are not restricted to specific locations.  Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 10 — INCOME TAXES

Marshall Islands and Panama do not impose a tax on international shipping income.  Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements.  Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.  All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 —COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners financial position, results of operations or liquidity.

In March 2008, Navios Partners took delivery of the "Navios Aldebaran", a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of approximately US$ 28.

In addition, in connection with the IPO, Navios Partners entered into a share purchase agreement with a subsidiary of Navios Holdings to purchase its interests in the subsidiary that owns the newbuilding Capesize Navios TBN I at the pre-determined purchase price of $130,000. Navios Partners has agreed to purchase from a subsidiary of Navios Holdings its interests in the subsidiary that owns the newbuilding upon delivery of the vessel to the subsidiary, which is expected to occur in late June 2009. Since Navios Partners entered into this agreement, the world has suffered from a significant credit crisis and global recession.  However, it is unclear the extent to which the market value of this Capesize vessel has been affected because of its associated long-term charter in place as of the date of the agreement, which is insured against non-payment by our credit default insurance.
In May 2008, the chartered-in vessel “Fantastiks” was acquired by Fantastiks Shipping Corporation and was renamed to “Navios Fantastiks” (see note 5).

The future minimum commitments of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount

2009	7,431
2010	9,864
2011	9,864
2012	9,891
2013	9,864
2014 and thereafter	7,599
$54,513

NOTE 12 —TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel.  This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three-month period ended March 31, 2009 amounted to $2,610 ($1,820 for the three month period ended March 31, 2008).

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Total general and administrative fees for the three month period ended March 31, 2009 amounted to $902 of which $517 relate to administrative fees and the rest relate mainly to professional, legal and other expenses. ($496 for the three month period ended March 31, 2008).

Balance due to related parties: Included in the current liabilities as at March 31, 2009 is an amount of $4,579, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $3,509 of which $899 are related to management fees of December 2008, administrative service expenses amounting to $882 out of which $532 relate to administrative expenses for the three month period ended December 31, 2008, and other expenses owed to affiliated companies amounting to $188.  Total management fees and administrative fees charged to Navios Partners amounted to $2,610 and $350 respectively for the three month period ended March 31, 2009 and $1,820 and $270, respectively for the three month period ended March 31, 2008.

Vessel Acquisition:  On July 1, 2008 Navios Partners acquired from Navios Holdings, the vessel Navios Hope (formerly known as the Navios Aurora I) for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 5).

NOTE 13 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and is made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;
•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and
•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

On January 21, 2009 the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution was paid on February 12, 2009 to all holders of record of common as of February 9, 2009, subordinated and general partner units (excluding 3,131,415 common units issued to Navios Holdings in connection with the sale of the vessel Navios Hope). The aggregate amount of the declared distribution was $8,675.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

  Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the three month period ended March 31, 2009.

The general partner's interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

The calculations of the basic and diluted earnings per unit are presented below.  For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

	Three Month	Three Month
	Period	Period
	Ended March 31, 2008	Ended March 31, 2009
Net income	3,847	8,959
Earnings attributable to:
Common unit holders	3,675	5,612
Subordinated unit holders	95	3,138
General partner unit holders	77	209
Weighted average units outstanding (basic and diluted)
Common unit holders	10,500,000	13,631,415
Subordinated unit holders	7,621,843	7,621,843
General partner unit holders	369,834	433,740
Earnings per unit (basic and diluted):
Common unit holders	$0.35	$0.41
Subordinated unit holders	$0.01	$0.41
General partner unit holders	$0.21	$0.48

NOTE 14— RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R will be effective for Navios Partners for the fiscal year beginning on January 1, 2009. The adoption of FAS 141R did not have a material impact on Navios Partners’ consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS 160”). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement was effective as of January 1, 2009. The adoption of SFAS 160  did not have a material impact on Navios Partners’ consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

  In February 2008, the FASB issued the FASB Staff Position (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 would not have a material effect on the consolidated financial statements of Navios Partners.

In March 2008, the FASB issued its final consensus on “Issue 07-4 —Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 was effective for Navios Partners for the fiscal year beginning as of January 1, 2009. The adoption of Issue 07-4 under FASB Statement No. 128 did not have a material impact on the consolidated financial statements of Navios Partners.

      In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. GAAP. This FSP will be effective for Navios Partners for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of the Navios Partners.

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. Statement No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of Navios Partners.

In January 2009, the FASB issued the FASB Staff Position “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”) which amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

      In April 2009, the FASB issued the FASB Staff Position (“FAS 107-1 and APB 28-1”), which amends FASB Statement No.107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This FSP also amends APB Opinion No.28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4, Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, and FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of other-than-temporary impairments. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. This FSP will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 is not expected to have a material effect on the consolidated statements of Navios Partners.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 15 — SUBSEQUENT EVENTS

On April 2, 2009 - Navios Maritime Partners L.P. announced that it would not be exercising its option to acquire TBN II, a new building capesize vessel, from Navios Maritime Holdings Inc. for $135,000. This decision was reached in light of the unfavorable conditions in the capital markets. There are no fees or costs payable in connection with the option expiring on April 1, 2009.

           On April 24, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2009 of $0.40 per unit. The distribution is payable on May 6, 2009 to all holders of record of common, subordinated and general partner units on May 1, 2009. The aggregate amount of the declared distribution is $8,675.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: April 29, 2009